UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7,
        1996]

        For the fiscal year ended <u>December 31, 2002</u>

                                OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

        For the transition period from _____ to _____

                Commission file number 0-11330

A.   **Paychex, Inc. 401(k)**
                Incentive Retirement Plan
                (Full title of the Plan)

B.   **Paychex, Inc.**
                911 Panorama Trail South
                Rochester, NY 14625
                (Name and address of issuer of the securities held pursuant
                to the Plan and the address of its principal executive office)

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Index to Financial Statements, Schedules and Exhibits

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Dated: June 11, 2003

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
(Name of Plan)

/s/ Kathleen A. Browne

_____

Kathleen A. Browne
401(k) Committee Member

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Report of Independent Auditors

The Plan Committee
Paychex, Inc. 401(k)
Incentive Retirement Plan
Rochester, New York

We have audited the accompanying statements of net assets available for benefits of Paychex, Inc. 401(k) Incentive Retirement Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

May 15, 2003
Buffalo, New York

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

	December 31,	
	2002	**2001**
Investments at fair value:		
Paychex, Inc. Common Stock	$159,878	$205,629
INVESCO Treasurer's Money Market Reserve Fund	26,838	—
Oppenheimer Capital Appreciation Fund	12,980	13,967
PIMCO Total Return Fund	11,074	4,768
INVESCO Total Return Fund	10,434	9,370
IRT 500 Index Fund	9,696	10,341
AIM Basic Value Fund	5,551	3,649
INVESCO Small Company Growth Fund	5,036	3,594
AIM International Growth Fund	3,961	3,825
PIMCO Low Duration Fund	3,285	—
Dreyfus Mid Cap Index Fund	2,238	—
IRT Stable Value Fund	—	33,892
AIM Balanced Fund	—	1,825
INVESCO Dynamics Fund	—	1,139
Participant Loans Receivable	7,524	7,558
Cash	7,112	8,784
Net assets available for benefits	$265,607	$308,341

See accompanying notes to financial statements.

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STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

	For the year ended December 31,	
	2002	**2001**
Contributions:		
Participants	$ 20,931	$ 20,079
Employer	5,973	5,468
Total contributions	26,904	25,547
Investment income/(loss):		
Dividends and interest income	4,510	3,125
Net realized and unrealized depreciation in fair value of investments (Note C)	(49,557)	(98,851)
Total investment loss	(45,047)	(95,726)
Benefits paid to participants	(24,591)	(20,058)
Change in net assets	(42,734)	(90,237)
Net assets available for benefits at beginning of year	308,341	398,578
Net assets available for benefits at end of year	$265,607	$308,341

See accompanying notes to financial statements.

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE A. DESCRIPTION OF THE PLAN

The following description of the Paychex, Inc. (the "Company") 401(k) Incentive Retirement Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

General – Established July 1, 1984, the Plan is a defined contribution plan, qualified under Section 401(a) of the Internal Revenue Code (the "Code"), which includes provisions under Section 401(k) allowing an eligible participant to direct the employer to contribute a portion of the participant's compensation to the Plan on a pre-tax basis through payroll deductions. The Plan is subject to the provisions of the Employer Retirement Income Security Act of 1974 (ERISA).

The Plan was restated in April 2002 to include legislative developments through the Economic Growth and Tax Relief Reconciliation Act ("EGTRRA") of 2001. As part of this restatement, the Plan was amended to operate in part as an employee stock ownership plan (the "ESOP"), which is designed to comply with Section 4975(e) and the regulations under the Internal Revenue Code of 1986, as amended. It is not currently intended that the Plan be a leveraged ESOP although the Plan permits the ESOP to borrow money to purchase ESOP stock if the employer should so elect at some future date. At December 31, 2002, all shares of ESOP stock are allocated to participant accounts. Under this ESOP feature, participants are able to receive dividends on their shares of Paychex stock in the form of cash or have them reinvested into the Fund. The Bank of New York became the third party Trustee for the ESOP fund effective May 1, 2002.

Plan Administration – The Plan is administered by the Paychex, Inc. 401(k) Incentive Retirement Plan Committee (the "Plan Committee"), which is appointed by the Board of Directors of the Company. The Plan's trustee, INVESCO Trust Company (INVESCO), is responsible for the custody and management of the Plan's assets. Effective April 1, 2003, INVESCO changed its name to AMVESCAP Retirement Services, Inc.

Eligible Employees – All new employees of the Company and its subsidiaries are eligible to participate in the salary deferral portion of the plan immediately. Employees must be employed for one year in which a minimum of 1,000 hours have been worked to be eligible to receive a Company matching contribution.

Contributions – Effective January 1, 2002, employees may contribute from 1% up to 50% of their compensation through payroll deductions in increments of 1%, subject to the limit established by the Code. Previously, employees could contribute from 1% to 20% of their compensation. Discretionary employer contributions are equal to 50% of the first 6% an employee contributes to the Plan. The Company may elect to make an additional discretionary contribution to the Plan, but has not done so for the years ended December 31, 2002 and 2001.

Beginning January 14, 2002, individuals who are age 50 or older by the end of the calendar year are allowed to make an additional "catch-up" contribution. In 2002, this contribution was

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limited to $1,000. This limit will be increased by $1,000 increments each year through 2006. The "catch-up" contribution is not subject to the employer matching contribution.

Vesting – Each participant is fully vested as to their elective contributions and rollover contributions as well as any earnings or losses on them. Employees are fully vested with respect to Company matching contributions upon completion of 1,000 hours of service per year for three consecutive calendar years, disability, death, or attainment of retirement age, 65. Within the ESOP, dividends received are fully vested, regardless of years of service.

Participant Accounts – The Trustee maintains an account for each participant, including participant directed allocations to each investment fund. Each participant's account is credited with the participant's contribution and allocations of any employer contribution and Plan earnings, less loans and withdrawals, based on the direction of the participant. The Plan is 100% participant directed. Plan participants can fully diversify their portfolios by choosing from any or all investment fund choices in the Plan. Transfers in and out of investment funds, including the Paychex ESOP Stock Fund, are not restricted, with the exception of certain restricted trading periods for individuals designated as insiders as specified in the Paychex, Inc. Insider Trading Policy. The Company matching contributions follow the same fund elections as the employee compensation deferrals.

Investment Options – Upon enrollment in the Plan, a participant may direct contributions in the following investment options:
- Paychex ESOP Stock Fund
- INVESCO Treasurer's Money Market Reserve Fund
- Oppenheimer Capital Appreciation Fund
- PIMCO Total Return Fund
- INVESCO Total Return Fund
- IRT 500 Index Fund
- AIM Basic Value Fund
- INVESCO Small Company Growth Fund
- AIM International Growth Fund
- PIMCO Low Duration Fund, and
- Dreyfus Mid Cap Index Fund.

The INVESCO Blue Chip Growth Fund and the GAM International Fund were discontinued as investment choices of the Plan in December 2001. The Plan discontinued the following investment choices during 2002: IRT Stable Value Fund, AIM Balanced Fund, and the INVESCO Dynamics Fund. The Plan added the following investment choices during 2002: INVESCO Treasurer's Money Market Reserve Fund, PIMCO Low Duration Fund, and the Dreyfus Mid Cap Index Fund.

Payment of Benefits – Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a fixed period of time.

Forfeited Accounts – Forfeited non-vested assets are used to reduce future employer contributions.

Participant Loans Receivable – The Plan allows participants to borrow from $1,000 up to the lesser of: 50% of the vested balance from their account or $50,000 reduced by the highest

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outstanding loan balance in the previous twelve months. Only one loan may be outstanding at any time. Payroll deductions are required to repay the loan within four and one-half years, except for loans used for the purchase of a principal residence, which are required to be repaid within nine and one-half years. The rate of interest is the prime lending rate plus 1% at the time the loan is disbursed.

Voting and Tender Offer Rights on ESOP Stock – Each participant in the Paychex ESOP Stock Fund is entitled to exercise voting rights on shares held in his or her account and also direct the Trustee to tender his or her shares of ESOP Stock if an offer is made to purchase such shares. If the participant does not vote or indicate his or her preference with respect to a tender offer, the Trustee will vote participants shares and unallocated shares in the same proportion as the shares for which the Trustee has received instructions.

Put Option – Under Federal income tax regulations, if ESOP stock should not be readily tradable on an established market at the time of a participant's distribution, the Company will issue a put option to the participant. The put option allows the participant to sell ESOP stock to the Company at a price that is representative of the fair market value of the stock. If the put option is exercised with respect to ESOP stock distributed as part of a total distribution, then the Company can pay for the purchase with interest over a period not to exceed five years. If the put option is exercised with respect to an installment distribution, then the Company must pay for the purchase within thirty days of the exercise of the option.

Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

NOTE B. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States.

Administrative Expenses – Administrative expenses of the Plan are paid by the Company.

Investment Valuation and Income Recognition – Investments are stated at their approximate fair value based on quoted market prices, except for the IRT Stable Value Fund. The value of the IRT Stable Value Fund, which includes guaranteed income contracts, annuities, and other assets that provide for benefit payments or withdrawals on a contractual basis are stated at book value (cost plus accrued income), which approximates fair value. Participant loans receivable are valued at the principal amount, which approximates fair value.

Purchases and Sales of Securities – Purchases and sales of securities are recorded on a trade date basis. Net realized gains or losses upon the sale of investments are based on their average cost.

Interest Income – Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefits are recorded when paid.

Contributions – Contributions from the Company are accrued for in accordance with the terms of the Plan. Participant contributions are recorded in the period the Company makes corresponding payroll deductions.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE C. INVESTMENTS

The change in fair value of the Plan's investments, including realized and unrealized gains and losses, are as follows:

	Net Realized and Unrealized (Depreciation)/Appreciation in Fair Value of Investments (In Thousands)	
	2002	2001
Paychex ESOP Stock Fund	$(35,229)	$(82,215)
Oppenheimer Capital Appreciation Fund	(4,461)	176
PIMCO Total Return Fund	80	(63)
INVESCO Total Return Fund	(1,886)	(474)
IRT 500 Index Fund	(2,764)	(1,323)
AIM Basic Value Fund	(1,801)	(22)
INVESCO Small Company Growth Fund	(1,866)	(946)
AIM International Growth Fund	(682)	(451)
PIMCO Low Duration Fund	10	—
Dreyfus Mid Cap Index Fund	(95)	—
AIM Balanced Fund	(166)	(207)
INVESCO Dynamics Fund	(697)	(145)
INVESCO Blue Chip Growth Fund	—	(12,648)
GAM International Fund	—	(533)
	$(49,557)	$(98,851)

NOTE D. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 28, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

NOTE E. SUBSEQUENT EVENT

On September 20, 2002 Paychex, Inc. acquired Advantage Payroll Services, Inc. Effective February 28, 2003, the Advantage Payroll Services, Inc. 401(k) Plan was terminated and the assets were merged into the Paychex, Inc. Plan. The increase in net assets available for benefits resulting from this merger was $4,323,000. The 593 participants of the Advantage Plan became participants in the Paychex Plan.

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(SCHEDULE H LINE 4i– FORM 5500)

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
EIN-16-1124166
PLAN-0-40436
DECEMBER 31, 2002
(In Thousands)

Identity of Party Involved	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
INVESCO*/ Bank of New York	5,730 shares of Paychex, Inc. Common Stock	$159,878
INVESCO*	26,838 shares of the INVESCO Treasurer's Money Market Reserve Fund	26,838
INVESCO*	434 shares of the Oppenheimer Capital Appreciation Fund	12,980
INVESCO*	1,038 shares of the PIMCO Total Return Fund	11,074
INVESCO*	499 shares of the INVESCO Total Return Fund	10,434
INVESCO*	446 shares of the IRT 500 Index Fund	9,696
INVESCO*	254 shares of the AIM Basic Value Fund	5,551
INVESCO*	605 shares of the INVESCO Small Company Growth Fund	5,036
INVESCO*	310 shares of the AIM International Growth Fund	3,961
INVESCO*	320 shares of the PIMCO Low Duration Fund	3,285
INVESCO*	128 shares of the Dreyfus Mid Cap Index Fund	2,238
INVESCO*/ Bank of New York	Cash	7,112
	Participant Loans Receivable**	7,524
		$265,607

* Represents party-in-interest
** Loans to participants have various maturity dates